UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-41870

Diversified Energy Company plc
(Translation of registrant’s name into English)

1600 Corporate Drive
Birmingham, Alabama 35242
Tel: +1 205 408 0909
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

EXHIBIT INDEX

99.1	Press Release dated July 10, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diversified Energy Company plc

Date: July 10, 2024	By:	/s/ Bradley G. Gray
Bradley G. Gray
President & Chief Financial Officer